SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rekor Systems, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

759419104
(CUSIP Number)

James K. McCarthy Rekor Systems, Inc. 7172 Columbia Gateway Drive, Suite 400 Columbia, MD 21046 (410) 762-0800
(Name, address and telephone number of person authorized to receive notices and communications)

August 5, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .o

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 759419104	SCHEDULE 13D	Page _2_ of _5_ Pages

1	NAME OF REPORTING PERSONS James K. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 759419104	SCHEDULE 13D	Page _3_ of _5_ Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2017, as amended on December 21, 2018, by the Reporting Person (as amended from time to time, the “Schedule 13D”) relating to the Reporting Person’s beneficial ownership of Rekor Systems, Inc., f/k/a Novume Solutions, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1.
Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of the Issuer. The address of the executive offices of the Issuer is 7172 Columbia Gateway Drive, Suite 400, Columbia, MD 21046.

Item 2.
Identity and Background.

  (a), (b), (c), (d), (e) and (f). This Schedule 13D is being filed by James K. McCarthy, an individual. Mr. McCarthy served as the Chairman of the Board of Directors of the Issuer until July 23, 2020 when he retired, as disclosed by the Issuer in its Current Report on Form 8-K as filed with the SEC on July 24, 2020. His business address is identical to the business address of the Issuer as reported in Item 1 above. Mr. McCarthy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McCarthy is citizen of the United States.

Item 3.
Source or Amount of Funds or Other Consideration.

Not Applicable.

Item 4.
Purpose of the Transaction.

All of the securities owned by Mr. McCarthy were acquired for investment purposes. Mr. McCarthy presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

On August 5, 2020, Mr. McCarthy entered into a privately negotiated Stock Purchase Agreement (the “SPA”) with Mr. Robert A. Berman, the current CEO, President, and Executive Chairman of the Issuer, to sell to Mr. Berman 2,725,836 shares of Common Stock of the Issuer held by Mr. McCarthy, at a price per share of approximately $2.57. The closing of the transaction is conditioned upon Mr. Berman's payment of: (i) $200,000 no later than two business days from the date of the SPA; and (ii) $6,800,000 no later than forty-five days from the date of the SPA (the “Purchase Price”). Upon payment of the Purchase Price, Mr. McCarthy shall transfer ownership of the Common Stock to Mr. Berman, and Mr. McCarthy will cease to be a beneficial owner of the Issuer’s Common Stock.

CUSIP No. 759419104	SCHEDULE 13D	Page _4_ of _5_ Pages

Item 5.
Interest in Securities of the Issuer.

(a), (b) Upon the closing of the transaction reported above in Item 4, Mr. McCarthy will own 0 shares, or 0% of the Issuer’s Common Stock, based on 27,292,286 shares of Common Stock issued and outstanding on August 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 3, 2020.

(c) Except for the SPA reported above in Item 4, there have been no other transactions in the Issuer’s Common Stock during the last 60 days by Mr. McCarthy.

(d)  Not applicable.

(e) Upon the closing of the transaction reported above in Item 4, Mr. McCarthy will have ceased to be the beneficial owner of more than five percent of the Issuer’s securities.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. McCarthy and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for the SPA as set forth above in Item 4 and incorporated herein by reference.

Item 7.
Material to be filed as Exhibits.

CUSIP No. 759419104	SCHEDULE 13D	Page _5_ of _5_ Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2020	By:	/s/ James K. McCarthy
Name: James K. McCarthy